Filed Pursuant to Rule 433
Registration No. 333-219705

Pricing Term Sheet
September 26, 2019

Black Hills Corporation

This communication should be read in conjunction with the preliminary prospectus supplement dated September 26, 2019 and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus. In all other respects, this communication is qualified in its entirety by reference to the preliminary prospectus supplement and the accompanying base prospectus.

$400,000,000 3.050% Notes due 2029

Issuer:	Black Hills Corporation

Title of securities:	3.050% Notes due 2029

Aggregate principal amount offered:	$400,000,000 principal amount

Principal amount per note:	$2,000 x $1,000

Initial price to public:	99.656% of principal amount

Gross proceeds:	$398,624,000

Underwriters’ discount:	0.650%

Annual interest rate:	3.050% per annum

Yield to maturity:	3.090%

Benchmark:	1.625% due August 15, 2029

Benchmark yield:	1.690%

Spread to treasury:	+140 bps

Expected ratings (outlook):	S&P: BBB+ (stable) / Moody’s: Baa2 (stable) / Fitch: BBB+ (stable)

Interest payment dates:	April 15 and October 15 of each year, commencing April 15, 2020

Stated maturity:	October 15, 2029

Redemption:

Make-whole call:	Callable at the greater of par and the make-whole (Treasury Rate plus 25 bps) at any time before July 15, 2029, as described under the heading “Description of the Notes—Redemption” in the preliminary prospectus supplement.

Par call:	Callable at par at any time on or after July 15, 2029, as described under the heading “Description of the Notes—Redemption” in the preliminary prospectus supplement.

Ranking:	Senior Unsecured

Joint Book-Running Managers:	BofA Securities, Inc. U.S. Bancorp Investments, Inc. BMO Capital Markets Corp. MUFG Securities Americas Inc.

Senior Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Trade date:	September 26, 2019

Settlement date (T+5):	October 3, 2019

CUSIP / ISIN:	092113AR0 / US092113AR00

$300,000,000 3.875% Notes due 2049

Issuer:	Black Hills Corporation

Title of securities:	3.875% Notes due 2049

Aggregate principal amount offered:	$300,000,000 principal amount

Principal amount per note:	$2,000 x $1,000

Initial price to public:	99.805% of principal amount

Gross proceeds:	$299,415,000

Underwriters’ discount:	0.875%

Annual interest rate:	3.875% per annum

Yield to maturity:	3.886%

Benchmark:	2.875% due May 15, 2049

Benchmark yield:	2.136%

Spread to treasury:	+175 bps

Expected ratings (outlook):	S&P: BBB+ (stable) / Moody’s: Baa2 (stable) / Fitch: BBB+ (stable)

Interest payment dates:	April 15 and October 15 of each year, commencing April 15, 2020

Stated maturity:	October 15, 2049

Redemption:

Make-whole call:

Callable at the greater of par and the make-whole (Treasury Rate plus 30 bps) at any time before April 15, 2049, as described under the heading “Description of the Notes—Redemption” in the preliminary prospectus supplement.

Par call:	Callable at par at any time on or after April 15, 2049, as described under the heading “Description of the Notes—Redemption” in the preliminary prospectus supplement.

Ranking:	Senior Unsecured

Joint Book-Running Managers:	BofA Securities, Inc. U.S. Bancorp Investments, Inc. BMO Capital Markets Corp. MUFG Securities Americas Inc.

Senior Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Trade date:	September 26, 2019

Settlement date (T+5):	October 3, 2019

CUSIP / ISIN:	092113AS8 / US092113AS82

* These securities ratings have been provided by S&P, Moody’s and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

** It is expected that delivery of the notes will be made against payment thereof on or about October 3, 2019, which will be the fifth business day following the date of the pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.